Exhibit 99.1

MAYFAIR GOLD CORP.

(the “Company”)

Annual General and Special Meeting

June 25, 2026

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

The following sets forth a summary of matters voted upon at the annual general and special meeting of shareholders of the Company held on June 25, 2026 (the “Meeting”) and the outcome of the vote for each such matter.

Based on proxies received for the Meeting:

1.	each of Darren McLean, Zach Allwright, Carson Block, Christine Hsieh and Sean Pi were re-elected as directors of the Company to serve until the next annual general meeting of shareholders of the Company;

2.	Davidson & Company LLP were re-appointed as auditors of the Company for the ensuing year at remuneration to be fixed by the directors; and

3.	the Company’s Omnibus Incentive Plan was re-approved.

Date: June 25, 2026